FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

Hotline Script
Week ending 7/1/05

Hello everyone. This is Doug and I’m updating the hotline on Friday, July 1st. Some points of interest from this week....

Merger Update

     Bids

•	Today, the bid period officially closed, meaning any parties interested in making a competing offer for US Airways had to get it to the Bankruptcy Court by the end of the business day.

•	As of 5 p.m. eastern, which was the deadline, no other bids have been submitted to the court.

•	Today marks an important milestone and another positive step in the right direction.

•	Although we anticipated that competing bids would have come forward, the fact that they did not is really indicative of the strength of our bid, which is a comprehensive plan that keeps the company intact, preserves jobs and creates more service for customers.

•	We are working on achieving the rest of the necessary goals we’ve set for getting to close in the fall.

     Next Steps

•	Next Thursday, July 7, the Bankruptcy Court will rule on the bid or bids for US Airways, meaning he’ll announce whether or not our merger will take place.

•	As I said earlier, we will continue taking steps to merge the two companies, and we’re optimistic that the judge will rule in our favor.

•	Outside of that ruling, meetings with various government agencies and officials are ongoing as we try to nail down all of the necessary approvals to make this merger a reality.

General Update

     Traffic

•	In non-merger news, we issued June traffic on Friday.

•	We had another record month in terms of passengers and available seat miles and we finished the month of June with a record 83.6 percent passenger load factor.

     Town Halls

•	I had the pleasure of seeing a couple hundred of our employees this week at three Town Hall sessions.

•	On Wednesday, we were in Reno with station and reservations employees, then on Thursday, we headed to Los Angeles to meet with employees from throughout our southern California operations.

•	I’ve received a lot of great feedback during the Town Hall sessions and I really appreciate the effort that so many employees made to come in early, stay late, and to voice their questions and opinions.

•	Going forward, we have a short travel break, then Town Halls will resume on July 12 in SFO and July 19 in LAS. We’ll complete the tour in T4, but that date has yet to be determined.

     Get On Board Totals for June

•	Today we announced June’s Get on board results and, unfortunately, we didn’t make our D0 goal for the month.

•	June proved to be a tough month, with the summer heating up and load factors at their highest for the year.

•	For the month, we achieved a 58.7 percent D0, falling short of the Get on board 2005 incentive goal of 65.0 percent.

•	A new month is upon us, though, so let’s stay focused on running an on-time operation and staying safe in the heat.

•	You’re doing a great job out there, and I know this is a challenging time, so thank you for your dedication and I wish you all a safe and happy holiday weekend.

In Closing
And in the interest of satisfying our lawyers, there’s legal language on Compass about any forward-looking language that might be used in the hotline. Also on Compass, there’s information about where to find additional information about the proposed merger once the proxy and other SEC filings are made.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Pl an during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, US Airways has filed a registration statement, including a proxy statement of America West, and other materials with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.